UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ----------------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act Of 1934

                                ----------------


                              THE MILLS CORPORATION
                                (Name of Issuer)

                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                     (Name of Filing Persons - Other Person)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    601148109
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                Robert B. Schumer
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000



                            CALCULATION OF FILING FEE

        Transaction Valuation*                   Amount of Filing Fee

           Not applicable.                          Not applicable.

* This filing relates solely to preliminary communications made before the commencement of a tender offer, so, in accordance with General Instruction D to Schedule TO, no fee is payable.

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:                   Filing Party:
          Form or Registration No.:                   Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transaction to which the statement relates:
|X| Third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

     On February 5, 2007, Farallon Capital Management, L.L.C. and Simon Property Group, Inc. issued a press release announcing that they have sent a letter to the Board of Directors of The Mills Corporation (the "Company") proposing to enter into a merger agreement to acquire the Company. The proposed merger agreement would provide for a cash tender offer for all of the outstanding common stock, par value $0.01 per share, of the Company. The press release is attached hereto as Exhibit 99.1.

     This filing on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer for all of the outstanding common stock, par value $0.01 per share, of the Company by a joint venture entity (the "JV Entity") to be formed by certain funds managed by Farallon Capital Management, L.L.C. and Simon Property Group, Inc.

     This Schedule TO is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company's common shares. The JV Entity has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of the Company's common shares. The solicitation of offers to buy the Company's common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's website at www.sec.gov or from the information agent that is selected by the Company. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.



Item 12. Exhibits.



                                  EXHIBIT INDEX


Exhibit
No.

-------
   99.1    Press Release, dated February 5, 2007.

                                    SIGNATURE
                                    ---------

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        *
                                   (Signature)

                                        *
                                (Name and title)

                                February 5, 2007
                                     (Date)

                                      ----


 * In accordance with General Instruction D to Schedule TO, no signature is required because the filing contains only preliminary communications made before the commencement of a tender offer.

                                                                    EXHIBIT 99.1

SIMON  PROPERTY                                            FARALLON
       GROUP, INC.




Contacts:
---------
Media:
Hugh Burns/Stephanie Pillersdorf/Brooke Morganstein
Sard Verbinnen & Co
212 687-8080

Simon Investor Relations:
Shelly Doran
317 685-7330

                   SIMON AND FARALLON PROPOSE TO ACQUIRE MILLS
                          FOR $24.00 PER SHARE IN CASH

          Offer Provides Higher Price Than Brookfield Asset Management

                        Agreement And Expedited Timetable
                     ---------------------------------------

         Indianapolis, IN, and San Francisco, CA, February 5, 2007 - Simon Property Group, Inc. (NYSE: SPG) ("SPG") and Farallon Capital Management, L.L.C. ("Farallon") today announced they have sent a letter to the Board of Directors of The Mills Corporation (NYSE: MLS) ("Mills") proposing to enter into a merger agreement to acquire Mills for $24.00 per share in cash.

         The proposed merger agreement would provide for a cash tender offer for all outstanding shares of Mills common stock. It would provide Mills shareholders with a higher price than under the existing Mills agreement with Brookfield Asset Management Inc. (NYSE: BAM) and would enable Mills shareholders to receive payment at least six months before the publicly announced expected closing date for the Brookfield transaction. Funds managed by Farallon currently own approximately 10.9 percent of Mills outstanding common shares, making these funds the largest reported Mills shareholder.

         David Simon, Chief Executive Officer of SPG, said, "This is a unique opportunity to acquire a portfolio of quality retail assets. SPG's experience operating upscale regional mall and outlet centers; previous ownership interest in certain Mills properties; and successful track record with acquisitions, integration, and property management, uniquely position us to maximize the value of these assets and make this a beneficial transaction for SPG and Mills shareholders and Farallon investors. We look forward to working with the Mills joint venture partners to improve the performance of these properties."

         Richard B. Fried, a Managing Member of Farallon, said, "We are excited by the opportunity to partner with SPG, which is the clear leader in the retail real estate sector. SPG's operating expertise, combined with the strong financial support we are both providing, will allow Mills's quality assets to perform to their true potential."

         Following is the text of the letter sent today to the Mills Board of Directors by David Simon and Richard B. Fried:

Board of Directors
c/o Mark Ordan, Chief Executive Officer and President
The Mills Corporation
5425 Wisconsin Avenue, Suite 500
Chevy Chase, MD  20815


Gentlemen:

Simon Property Group, Inc. ("SPG") and Farallon Capital Management, L.L.C. ("Farallon") are pleased to submit a proposal to acquire The Mills Corporation ("Mills") in an all-cash transaction that would provide your shareholders with the opportunity to receive a higher price than under the Brookfield Asset Management Inc. ("BAM") agreement and the ability to receive payment at least six months sooner through a tender offer. Funds managed by Farallon collectively own 10.9% of Mills's common shares, making them your largest reported shareholder.

Specifically, our proposal contemplates a merger agreement with Mills providing for:

 o   A price of $24.00 in cash per Mills common share.

 o A tender offer for all Mills common shares to be commenced by an acquisition vehicle jointly owned by SPG and certain funds managed by Farallon. This would provide your stockholders with the opportunity to receive our higher cash acquisition price significantly sooner than under the BAM agreement and reduce the risk of adverse business developments interfering with the transaction. Our ability to close the tender offer at least six months earlier than the publicly announced expected closing date under the BAM agreement could represent an incremental benefit of at least $1.00 per share to your shareholders on a net present value basis.

 o The opportunity for Mills Operating Partnership common unitholders to receive $24.00 per share in cash or, at their option, to exchange their units for limited partnership units of SPG's Operating Partnership based upon a fixed exchange ratio determined using the price of SPG common shares at the signing of a merger agreement and our cash offer price for Mills. This proposal affords Mills unitholders significant advantages over the BAM agreement through the opportunity to participate in a larger and more diverse portfolio and to receive a security that has a history of more than 13 years of paying uninterrupted and growing dividends.

 o A definitive merger agreement containing terms and conditions at least as favorable as those contained in your existing merger agreement with BAM (the "BAM Merger Agreement"), including a fixed break-up fee that does not increase over time. We are today sending a draft of our proposed merger agreement to your counsel.

 o Replacing the existing $1.55 billion BAM loan with financing (including a working capital facility) on terms more favorable than under your credit agreement with BAM.

SPG has also obtained an option to acquire approximately 2.8 million common shares of Mills from Stark Master Fund Ltd. for $24.00 per share, effective upon entering into a merger agreement.

The substantial financial resources of both SPG and Farallon support this proposal. We are each prepared to provide $650 million of equity in support of our proposal and are today providing to your counsel copies of the equity commitment letters we are willing to enter into. In addition, SPG would commit to provide the replacement financing for the BAM loan and any other financing necessary to close the transaction either directly or through third parties.

We are aware of the restrictions on your ability to enter into discussions with us imposed by the BAM Merger Agreement, and we are not asking you to take any action not permitted by that agreement. However, because we are offering a higher cash price and more attractive terms than BAM, our proposal is a "Superior Competing Transaction" for purposes of the BAM Merger Agreement, and we look forward to entering into discussions with you to finalize the transaction.

As you know, both SPG and Farallon are familiar with Mills, and we are prepared to meet with you to answer any questions you may have regarding our proposal. We look forward to hearing from you promptly so that we can sign a definitive agreement well in advance of any increase in the break-up fee that may be payable under the BAM Merger Agreement. You may contact either of us or our advisors listed on Annex A to this letter.

                                Sincerely,

                                Simon Property Group, Inc.



                                David Simon
                                Chief Executive Officer



                                Farallon Capital Management, L.L.C.


                                Richard B. Fried
                                Managing Member



                                      * * *

         Merrill Lynch & Co. is acting as financial advisor, and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal counsel, to Simon Property Group. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Richards Kibbe & Orbe LLP are acting as legal counsel to Farallon.

                                      # # #

About Simon Property Group
Simon Property Group, Inc., an S&P 500 company headquartered in Indianapolis, Indiana, is a real estate investment trust engaged in the ownership, development and management of retail real estate, primarily regional malls, Premium Outlet Centers(R) and community/lifestyle centers. The Company's current total market capitalization is approximately $52 billion. Through its subsidiary partnership, it currently owns or has an interest in 286 properties in the United States containing an aggregate of 201 million square feet of gross leasable area in 38 states plus Puerto Rico. Simon also owns interests in 53 European shopping centers in France, Italy, and Poland; 5 Premium Outlet Centers in Japan; and one Premium Outlet Center in Mexico. Additional Simon Property Group information is available at www.simon.com.

About Farallon Capital Management, L.L.C.
Farallon Capital Management, L.L.C. ("Farallon") is a global, San
Francisco-based investment management company that manages discretionary equity capital of $26 billion, largely from institutional investors such as university endowments, foundations, and pension plans. Farallon



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





was founded in March 1986 by Thomas F. Steyer. Farallon invests in public and private debt and equity securities, direct investments in private companies and real estate. Farallon invests in real estate across all asset classes around the world, including the United States, Europe, Latin America and India. More information about Farallon may be found at www.faralloncapital.com.


IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Mills common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the Mills common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's Website at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Forward-Looking Statements
This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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